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                                                                      EXHIBIT 99
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EAST LINE LITIGATION AND FERC PROCEEDING

In August 1992, two East Line refiners, Navajo Refining Company ("Navajo") and El Paso Refinery, L.P. ("El Paso") filed separate, though similar, civil lawsuits against the Partnership arising from the Partnership's alleged failure to provide additional pipeline capacity to Phoenix and Tucson, Arizona from El Paso, Texas. The Navajo action also sought an injunction to prohibit the Partnership from reversing the direction of flow (from westbound to eastbound) of its six-inch diameter pipeline between Phoenix and Tucson. In addition, El Paso filed a protest/complaint with the FERC in September 1992 seeking to block the reversal of the six-inch pipeline and challenging the Partnership's proration policy as well as the Partnership's existing East Line tariffs.

FERC PROCEEDING
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On September 29, 1992, the FERC's Oil Pipeline Board ordered an investigation into the issues raised in the El Paso filing and, on October 19, 1992, the FERC assigned an administrative law judge to the case. The FERC ruled in April, 1993, and has subsequently confirmed on rehearing, that the challenges to proration, line reversal and East Line tariffs must proceed under a complaint proceeding. That ruling expressly places the burden of proof on the complaining parties, who must show that the Partnership's rates and practices there at issue violate the requirements of the Interstate Commerce Act.

In August 1993, Chevron U.S.A. Products Company ("Chevron") filed a complaint with the FERC challenging the Partnership's West Line tariffs and claiming that a service charge at the Partnership's Watson Station is in violation of the Interstate Commerce Act. In September 1993, the FERC ruled that the Partnership's West Line tariffs are deemed "just and reasonable" under the Energy Policy Act of 1992 ("EPACT") and may only be challenged on the basis of "changed circumstances" and consolidated the various outstanding matters into a single proceeding. Navajo, which, under a 1985 FERC rate case settlement, had been prohibited from challenging the Partnership's rates until November 1993, filed a complaint against certain East Line and West Line rates in December 1993. ARCO Products Company ("ARCO") and Texaco Refining and Marketing Inc. ("Texaco") filed their own complaint challenging certain West Line rates in January 1994. Refinery Holding Company, L.P., a partnership formed by El Paso's long-term, secured creditors that purchased El Paso's refinery in May 1993 is the only other major outside party to the FERC proceeding.

On April 20, 1994, the FERC ruled that because of Navajo's complaint against certain West Line rates, other parties seeking to challenge West Line rates would not need to demonstrate "changed circumstances" in order to do so. However, the Partnership requested reconsideration of that portion of the ruling pertaining to parties other than Navajo and, on July 20, 1994, the FERC reversed a portion of the April 20, 1994 ruling, reaffirming that, other than with respect to Navajo, the Partnership's West Line rates are deemed just and reasonable under the provisions of EPACT. Accordingly, any shipper other than Navajo that wishes to challenge the Partnership's West Line rates will need to demonstrate "changed circumstances." On September 16, 1994, the FERC denied certain other parties' request for a rehearing of the July 20, 1994 ruling. On December 12, 1994, ARCO, Texaco and Chevron filed testimony in which they sought to demonstrate the required "changed circumstances" in order to challenge the Partnership's West Line rates. ARCO and Texaco have also sought review by the United States Court of Appeals for the District of Columbia of the FERC's rulings on the "grandfathering" of the West Line rates under EPACT.

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At the direction of the FERC Administrative Law Judge, on February 14, 1994, the
Partnership submitted a cost and revenue study for its South Line, detailing unadjusted rate base, operating expenses and revenues for the calendar year
1993.

On June 24, 1994, the complainants filed their cases-in-chief with the FERC, seeking refunds for shipments between 1990 and 1993 aggregating in the range of $15 million to $20 million, as well as tariff rate reductions of between 40% and 50% for future shipments. Three sets of joint testimony were filed, one by Chevron and Navajo, a second by El Paso and Refinery Holding Company, L.P., and a third by ARCO and Texaco. While each set of testimony was different in certain respects, the claims for relief are generally based on cost of service calculations developed from the detailed information included in the Partnership's cost and revenue study, but with the complainants applying different rate-making methodologies than the Partnership believes to be appropriate.

On August 17, 1994, the FERC Staff submitted its case-in-chief in the FERC proceeding, in which the FERC Staff also developed costs of service for the Partnership's East and West Lines based on adjusted 1993 operating costs, but did not present testimony concerning reparations or specific tariff rate reductions. On January 30, 1995 and March 6, 1995, the FERC Staff filed exhibits modifying its original presentation in certain respects. In a number of respects, the FERC Staff has employed rate-making methodologies that were generally similar to those presented by the complainants. In their testimony, both the FERC Staff and several complainants, among other things, argue against the Partnership's entitlement to an income tax allowance in its cost of service. The FERC Staff and several complainants utilize the Partnership's capital structure at the time of its formation in December 1988, or a hypothetical capital structure, for the purpose of establishing the Partnership's 1985 starting rate base under FERC Order 154-B. In addition, the FERC Staff and complainants generally excluded the majority of the Partnership's civil and regulatory litigation expense from their cost of service calculations. Each of these positions is detrimental to the Partnership's existing rate structure and, if adopted by the FERC in a final decision, would result in a substantial payment of reparations and reduction of existing rates.

While recognizing that FERC rate-making methodology is subject to interpretation and leaves certain issues for determination on a case-by-case basis, Partnership management believes that certain of the positions taken by the complainants and the FERC Staff in their testimony are contrary to existing FERC precedent. For example, the entitlement of a pipeline partnership to include an allowance for income taxes in its cost of service has recently been ruled upon favorably by the FERC Administrative Law Judge in the Lakehead Pipe Line Company, Limited Partnership rate case; that ruling is presently on appeal before the FERC. The Partnership's rates being challenged in the FERC proceeding were established pursuant to FERC-approved settlements resolving a prior rate proceeding and have not been changed since 1991, when they were adjusted in accordance with those agreements. The Partnership continues to believe that its rates and practices are lawful under FERC precedent and will continue its vigorous defense of that position. However, because of the complexity of the issues involved and the nature of FERC rate-making methodology, it is possible that the rates at issue in the FERC proceeding will not ultimately be found just and reasonable. If the FERC were to deny the Partnership's entitlement to an allowance for income taxes in its cost of service, or otherwise reach adverse decisions on certain other key issues in the proceeding which result in significant reparations being paid and a significant reduction in the Partnership's current tariffs, such adverse outcome could have a material adverse effect on the Partnership's results of operations, financial condition and ability to maintain its current quarterly cash distribution.

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The present procedural schedule calls for the Partnership to submit its case-in-
chief in response to the shippers' and FERC Staff's testimony on April 4, 1995 and for hearings to commence before a FERC Administrative Law Judge in October 1995.

EAST LINE CIVIL LITIGATION
--------------------------

The civil actions brought by Navajo and El Paso (El Paso Refining, Inc., and El Paso Refinery, L.P. v. Santa Fe Pacific Pipelines, Inc. and Santa Fe Pacific Pipeline Partners, L.P., No. 92-9144, County Court No. 5, El Paso County) were filed in New Mexico and Texas, respectively, seeking actual, punitive and consequential damages arising from the Partnership's alleged failure to provide additional pipeline capacity to Phoenix and Tucson from El Paso. The Navajo action also sought an injunction to prohibit the Partnership from reversing the direction of flow (from westbound to eastbound) of its six-inch diameter pipeline between Phoenix and Tucson, which was planned to occur, and did occur, during the third quarter of 1992 upon completion of the second phase of the East Line expansion. This six-inch pipeline had previously flowed from Phoenix to Tucson but was temporarily reversed, in August 1991, to accommodate East Line shipments to Phoenix during the Partnership's expansion of the eight-inch diameter pipeline that flows from Tucson to Phoenix. Generally, the lawsuits allege that the refiners proceeded with significant refinery expansions under the belief that the Partnership would provide whatever pipeline capacity was required to transport their product into Arizona, and that they were damaged by their inability to ship additional volumes into that highly competitive market. This belief of Navajo and El Paso was purportedly obtained from oral representations by General Partner personnel and from language contained in a January 1989 settlement agreement with Navajo, relating to a 1985 FERC rate case.

On July 28, 1993, the Partnership reached a settlement with Navajo whereby Navajo agreed to dismiss its pending civil litigation in New Mexico and withdraw any challenge to the direction of flow of the six-inch pipeline, including any such challenge in the FERC proceeding. The Partnership agreed to make certain cash payments to Navajo over three years and to undertake and complete an additional pipeline capacity expansion between El Paso and Phoenix if certain events related to volume levels and proration of pipeline capacity should occur within the next five years.

El Paso's August 1992 civil action, as amended, claims unspecified actual damages, which appear to include the $190 million cost of its refinery expansion, plus punitive and consequential damages. In October 1992, El Paso filed a petition for reorganization under Chapter 11 of the federal bankruptcy laws and halted refinery operations. In November 1993, the El Paso bankruptcy was converted from a Chapter 11 to a Chapter 7 proceeding, and an interim trustee was appointed. In February 1994, a permanent trustee and a new judge were named to handle these proceedings. During 1994, the bankruptcy trustee for El Paso retained legal counsel for purposes of pursuing this litigation. In addition, initial rounds of discovery were conducted by both parties in late-1994 and early-1995. Should the action proceed to trial, it is anticipated that such trial would begin in early to mid-1996, however, to date, there have been no hearings before the court and there is no pre-trial schedule. The Partnership intends to vigorously defend itself in this action.

ENVIRONMENTAL MATTERS

The Partnership is, from time to time, subject to environmental clean up and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund" law) generally imposes joint and several liability for cleanup and enforcement costs, without regard to fault or the legality of the original conduct, on current or predecessor owners and operators of a site. Since August 1991, the Partnership, along with several other respondents, has been involved in one cleanup ordered by the United States Environmental

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Protection Agency ("EPA") related to ground water contamination in the vicinity of the Partnership's storage facilities and truck loading terminal at Sparks, Nevada. In addition, the Partnership is also involved in six ground water hydrocarbon remediation efforts under administrative orders issued by the California Regional Water Quality Control Board at, or adjacent to, its facilities at Colton, Concord, Mission Valley, Brisbane, San Jose and West Sacramento, California.

The investigation and remediation at the Sparks terminal is also the subject of a lawsuit brought in January 1991 entitled Nevada Division of Environmental Protection v. Santa Fe Pacific Pipelines, Inc., Southern Pacific Transportation Company, Shell Oil Company, Time Oil Company, Berry-Hinckley Terminal, Inc., Chevron U.S.A., Inc., Texaco Refining and Marketing, Inc., Air BP, a division of BP Oil, Unocal Corporation, and Golden Gate Petroleum Company, Case No. CV91-546, in the Second Judicial District Court of the State of Nevada in and for the County of Washoe. This lawsuit was subsequently joined by the County of Washoe Health District and the City of Sparks, Nevada. The various parties seek remediation of the contamination at and adjacent to the Sparks terminal as well as unspecified, but potentially significant, damages and statutory penalties.

In addition, the Partnership was named as one of the defendants in a number of other lawsuits brought by property owners seeking unspecified, but potentially substantial, damages for alleged property value diminishment attributable to soil or groundwater contamination arising from the defendants' operations.

In October 1994, the Second Judicial District Court ruled that all of the outstanding cases against the respondent group, including the state, county, city and property owner cases, shall be consolidated for trial purposes. In February 1995, the Court established a procedural schedule which calls for the trial to commence in January 1996. The Partnership is vigorously defending itself in these actions, although it will continue to pursue settlement discussions to reduce the costs and uncertainties of extended litigation.

With respect to the Sparks remediation, in September 1992, the EPA approved the respondents' remediation plans and an estimate of remediation costs was made in accordance with that plan. As a result, the Partnership recorded a $10 million provision for environmental costs in the third quarter of 1992 which included the Partnership's estimated share of remediation costs at Sparks and at two other facilities. A contractor has been selected for the installation of the remediation system. In January 1995, system design, engineering and permitting activities began, and it is expected that the system will be operational by September 1995. A Joint Defense, Mediation and Arbitration Agreement Among Defendants has been reached by the ten participants, which establishes cost allocation percentages among the participants.

As previously reported, in 1993, the EPA issued a Notice of Violations to the Partnership associated with an oxygenate blending equipment malfunction at the Partnership's Phoenix terminal. During the fourth quarter of 1994, the Partnership agreed to pay the EPA a fine of $300,000 arising from this Notice of Violations.

Reference is made to Note 4 to the Partnership's consolidated financial statements, beginning on page F-9 of this Report, for additional discussion of these matters.

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